EXHIBIT (a)(5)(C)

                                  PRESS RELEASE

ELBIT MEDICAL IMAGING LTD. ANNOUNCES SELF-TENDER FOR 2,800,000 OF ITS ORDINARY SHARES.

TEL AVIV, November 23, 2004. Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (the "Company" or "EMI"), today announced a tender offer to repurchase, at a price of $11.40 per share, up to an aggregate of 2,800,000 of its Ordinary Shares, representing approximately 11.50% of the Company's issued and outstanding share capital (approximately 11.33% on a fully diluted basis) and approximately 11.65% of the voting rights in the Company (approximately 11.48% on a fully diluted basis). The aggregate maximum consideration to be paid by the Company in the tender would be approximately $31.9 million, which the Company expects to pay from cash on hand at the time of payment. The Offer is being conducted simultaneously in the United States and Israel. The offering price is approximately 18.8% higher than the closing sale price of the Ordinary Shares on Nasdaq on November 22, 2004 and approximately 23% higher than the closing sale price of the Ordinary Shares on the Tel Aviv Stock Exchange on November 22, 2004.

The tender offer will commence on November 23, 2004, and will expire at 5 p.m. New York time (12:00 midnight, Israel time) on December 27, 2004, unless extended by the Company.

Our controlling shareholder and our directors and officers have indicated their intention to participate in the tender offer. Because the offer is expected to be over-subscribed, shares will be purchased from all shares tendered on a pro rata basis. The tender offer will not be conditioned on any minimum number of shares being tendered. However, the tender offer is subject to other conditions apply which are set forth in the Offer to Purchase.

The Board of Directors of the Company has approved the tender offer, but neither the Company nor the Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision whether or not to tender their shares and, if so, how many shares to tender.

This press release is for information purposes only and is not an offer to buy or a solicitation of an offer to sell any shares. The solicitation of offers to buy the Company's shares will only be made pursuant to the Offer to Purchase and related materials. Shareholders should carefully read the Offer to Purchase and related materials because they contain important information, including various terms and conditions to the offer. Shareholders can obtain the Offer to Purchase and related materials from American Stock Transfer & Trust Company Phone: (877) 248-6417 (toll free) or (718) 921-8317 serving as our Information Agent. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the biotechnology and communication business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI 's filings with the Securities and Exchange Commission.

Company Contact:                    Investor Contact:
Shimon Yitzhaki                     Rachel Levine
Elbit Medical Imaging Ltd.          The Anne McBride Company
+972-3-608-6000                     +212-983-1702 x207
syitzhaki@europ-israel.com          rlevine@annemcbride.com